Financial statements
for the three and six months ended
June 30, 2006

Suite 1188 – 550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

Phone: (604) 687-4018
Fax: (604) 687-4026

ELDORADO GOLD CORPORATION
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	June 30	December 31
	2006	2005
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$124,592	$33,826
Accounts receivable	10,191	8,264
Prepaids	3,683	2,024
Inventories	18,931	7,597
	157,397	51,711

Property, plant and equipment	236,504	186,610
Mineral properties and deferred development	25,032	23,326
Deposits (note 4)	50,000	50,000
Investments and advances	51	562
Other assets	8,470	6,288
Goodwill	2,238	2,238

	$479,692	$320,735

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$17,625	$19,730
Current portion of capital lease obligation	36	37
Current portion of long term debt (note 4)	1,928	1,488
	19,589	21,255

Capital lease obligation	72	90
Long term debt (note 4)	50,832	50,832
Asset retirement obligation	11,466	11,143
Contractual severance obligation	3,125	2,437
Future income taxes	11,214	10,051
	96,298	95,808

SHAREHOLDERS' EQUITY
Share capital	739,340	573,721
Contributed surplus	8,065	7,976
Deficit	(364,011)	(356,770)
	383,394	224,927

	$479,692	$320,735

Commitments and contingencies (note 6)
Subsequent event (note 8)

See accompanying notes to consolidated financial statements

APPROVED BY THE BOARD OF DIRECTORS

/s/ Paul N. Wright	/s/ Robert R. Gilmore

Director	Director

ELDORADO GOLD CORPORATION
Consolidated Statements of Operations
(Unaudited – Expressed in thousands of U.S. dollars except per share amounts)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005

REVENUE
Gold sales	$11,007	$5,128	$19,599	$12,362
Interest and other income	2,258	1,026	3,094	1,674
	13,265	6,154	22,693	14,036
EXPENSES
Operating costs	8,574	6,920	16,321	14,974
Depletion, depreciation and amortization	87	2,402	171	4,917
General and administrative	3,555	2,210	6,228	4,667
Exploration expense	3,235	1,620	5,403	2,828
Interest and financing costs	23	36	61	36
Stock based compensation expense	126	304	2,014	1,542
Accretion of asset retirement obligation	161	121	323	242
Writedown of assets	–	–	–	662
Gain on disposal of assets	–	–	(904)	–
Foreign exchange loss (gain)	(2,481)	1,100	(914)	1,708
	13,280	14,713	28,703	31,576

Loss before income taxes	(15)	(8,559)	(6,010)	(17,540)
Tax recovery (expense) – current	(29)	2	(69)	(70)
Tax recovery (expense) – future	259	(2,506)	(1,162)	(2,410)

NET INCOME (LOSS) FOR THE PERIOD	$215	$(11,063)	$(7,241)	$(20,020)

Basic and diluted income (loss) per share – US$	$0.00	$(0.04)	$(0.02)	$(0.07)
Basic and diluted income (loss) per share – Cdn$	$0.00	$(0.05)	$(0.02)	$(0.09)

Weighted average number of shares outstanding	340,515,511	276,458,943	332,786,646	276,397,935

Consolidated Statements of Deficit
(Unaudited – Expressed in thousands of U.S. dollars)
	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005

Deficit, beginning of period	$(364,226)	$(316,601)	$(356,770)	$(307,644)
Net income (loss) for the period	215	(11,063)	(7,241)	(20,020)
Deficit, end of the period	$(364,011)	$(327,664)	$(364,011)	$(327,664)

See accompanying notes to consolidated financial statements

ELDORADO GOLD CORPORATION
Consolidated Statements of Cash Flows
(Unaudited – Expressed in thousands of U.S. dollars)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005

Cash flows from operating activities
Net income (loss) for the period	$215	$(11,063)	$(7,241)	$(20,020)
Items not affecting cash
Depletion, depreciation and amortization	87	2,402	171	4,917
Future income taxes	(257)	2,506	1,163	2,410
Interest and financing costs	–	36	–	36
Writedown of assets	–	–	–	662
Gain on disposal of assets	–	–	(904)	–
Stock based compensation	228	409	2,213	1,773
Contractual severance expense	344	106	688	212
Accretion of asset retirement obligation	161	121	323	242
Foreign exchange (gain) loss	(2,635)	734	(1,979)	1,529
Changes in non-cash working capital
Accounts receivable and prepaids	(2,579)	(2,880)	(3,586)	(2,100)
Inventories	(8,030)	(1,397)	(11,334)	(1,345)
Accounts payable and accrued liabilities	783	2,191	(2,105)	3,653
Cash flows used for operating activities	(11,683)	(6,835)	(22,591)	(8,031)

Cash flows from investing activities
Property, plant and equipment	(27,615)	(18,296)	(48,934)	(31,192)
Mineral properties and deferred development	(1,032)	(152)	(1,706)	(294)
Proceeds from disposal of investments and advances	–	–	1,481	–
Other assets	(448)	(2,031)	(2,182)	(2,031)
Cash flows used for investing activities	(29,095)	(20,479)	(51,341)	(33,517)

Cash flows from financing activities
Long term debt	(691)	35,159	(691)	35,159
Deposits	–	(35,115)	–	(35,115)
Issuance of common shares for cash	1,333	(3)	163,495	342
Interest and financing costs	(4)	–	(19)	–
Cash flows provided by financing activities	638	41	162,785	386

Foreign exchange gain (loss) on cash held in foreign currency	2,635	(737)	1,913	(1,535)

Net increase (decrease) in cash and cash equivalents	(37,505)	(28,010)	90,766	(42,697)
Cash and cash equivalents at beginning of the period	162,097	120,703	33,826	135,390

Cash and cash equivalents at end of the period	$124,592	$92,693	$124,592	$92,693

Supplementary cash flow information
Income taxes paid	$73	$–	$93	$–
Interest paid	$691	$–	$691	$–

See accompanying notes to consolidated financial statements

ELDORADO GOLD CORPORATION

Notes to the Consolidated Financial Statements

Three and six months ended June 30, 2006

(Unaudited – Expressed in thousands of US dollars, unless otherwise stated)

1.

Nature of operations

Eldorado Gold Corporation (“Eldorado”, or the “Company”) is engaged in gold mining and related activities, including exploration and development, extraction, processing, and reclamation. Gold, the primary product, is produced in Brazil.  Development and construction of mines and processing facilities are underway in Turkey and China.  Exploration activities are carried on in Brazil, Turkey and China.

The Company has not determined whether all of its development properties contain ore reserves that are economically recoverable.  The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.  The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off and do not necessarily represent present or future values.

2.

Basis of presentation and principles of consolidation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles following the same accounting policies and methods of application as the audited annual financial statements of the Company as at and for the year ended December 31, 2005, expect as stated in note 3.  The disclosures in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent audited annual financial statements of the Company.

All material intercompany balances and transactions have been eliminated.

3.

Significant accounting policies

As a result of the commissioning of the Kisladag mine, the Company adopted an accounting policy for open pit operations, analogous to its accounting policy for underground operations:

Mineral properties and capitalized development costs, where the mine operating plan calls for production from well defined ore reserves, are amortized over the life of the mine on a units of production basis.  Buildings, machinery, mobile and other equipment are amortized on a straight-line basis over their estimated useful lives, not exceeding the life of the mine.

The adoption of this policy has no effect on any prior periods presented.

ELDORADO GOLD CORPORATION

Notes to the Consolidated Financial Statements

Three and six months ended June 30, 2006

(Unaudited – Expressed in thousands of US dollars, unless otherwise stated)

4.

Deposits and Long term debt

	June 30	December 31
	2006	2005
Deposits
Reserve account	$ 50,000	$ 50,000
	$ 50,000	$ 50,000

Long term debt
Corporate loan facility	$ 50,000	$ 50,000
Sino Gold Limited	832	832
	50,832	50,832
Current portion
Corporate loan facility	1,619	1,179
Sino Gold Limited	309	309
	$ 52,760	$ 52,320

In April 2005, a wholly-owned subsidiary of the Company, Tüprag Metal Madencilik Sanayi Ve Ticaret Limited Surketi (“Tüprag”), entered into a $65 million Revolving Credit Facility (the “Facility”) with HSBC Bank USA, National Association (“HSBC Bank”).  The Facility is secured by cash deposits by the Company to a Reserve account, equivalent to the amounts advanced by HSBC Bank to Tüprag.

At June 30, 2006, the total debt outstanding under the Facility was $50 million and bears interest fixed at LIBOR plus 1.25% on the date of the draw.  The Company has drawn this $50 million in four tranches at a weighted average interest rate of 4.90%.  Each tranche typically has a maturity of approximately 13 months.  The Company expects to renew all scheduled repayments in 2006 as they arise.

Pursuant to the acquisition of Afcan Mining Corporation, the Company assumed two loans payable to Sino Gold Limited, one of which was fully repaid prior to December 31, 2005.  The remaining loan, which is non-interest-bearing, has been discounted at 8%.  Minimum repayments required under this loan are as follows:

December 31, 2006	$ 400
December 31, 2007	400
December 31, 2008	400
December 31, 2009	150
1,350
Less: imputed interest	(209)
$ 1,141

ELDORADO GOLD CORPORATION

Notes to the Consolidated Financial Statements

Three and six months ended June 30, 2006

(Unaudited – Expressed in thousands of US dollars, unless otherwise stated)

5.

Share capital

(a)

Authorized share capital

The Company’s authorized share capital consists of an unlimited number of voting common shares without par value, and an unlimited number of non-voting common shares without par value.

(b)

Issued and outstanding common shares

Voting common shares	Number of shares	Amount
Balance, December 31, 2005	302,577,378	$ 573,721
Shares issued upon exercise of stock options	1,287,999	3,788
Shares issued upon exercise of Afcan warrants	2,502,470	5,300
Financing, February 2006, net of issue costs	34,500,000	154,407
Estimated fair value of stock options exercised	–	2,124
Balance, June 30, 2006	340,867,847	$ 739,340

At June 30, 2006, there were no non-voting common shares outstanding.

(c)

Share option plans

The Company has share option plans approved by shareholders that allow it to grant options, subject to regulatory terms and approval, to its directors, officers, employees, and consultants.

The continuity of share purchase options is as follows:

	Weighted average exercise price (Canadian dollars)	Number of options	Contractual weighted average remaining life (years)
Balance, December 31, 2005	C$ 3.34	7,176,872	3.36
Granted	5.47	1,414,000
Exercised	3.39	(1,287,999)
Balance, June 30, 2005	C$ 3.74	7,302,873	3.27

At June 30, 2006, an aggregate of 6,415,206 share purchase options with a weighted average exercise price of Cdn$3.50 had vested and were exercisable.

The exercise prices of all share purchase options granted during the period were at or above the market price at the grant date.  Using an option pricing model, the estimated fair values of all

ELDORADO GOLD CORPORATION

Notes to the Consolidated Financial Statements

Three and six months ended June 30, 2006

(Unaudited – Expressed in thousands of US dollars, unless otherwise stated)

options granted for the three and six months ended June 30, 2006 and 2005, which have been reflected in the consolidated statements of operations, are as follows:

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Operating costs	$ 43	$ 25	$ 76	$ 97
Exploration	59	80	123	134
Administration	126	304	2,014	1,542
Total compensation cost recognized in operations, credited to contributed surplus	$ 228	$ 409	$ 2,213	$ 1,773

The weighted-average assumptions used to estimate the fair value of options granted during the three and six months ended June 30, 2006 and 2005 were as follows:

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Risk free interest rate	4.5%	3.3%	4.2%	3.2%
Expected volatility	45.0%	50.0%	48.6%	50.0%
Expected life	5.0 years	4.0 years	4.3 years	4.0 years
Expected dividends	nil	nil	nil	nil

(d)

Warrants

The continuity of the number of warrants is:

	Number of warrants	Weighted average exercise price (Canadian dollars)
Balance, December 31, 2005	2,594,778	C$ 2.44
Exercised	(2,502,470)	2.44
Balance, June 30, 2006	92,308	C$ 2.44

ELDORADO GOLD CORPORATION

Notes to the Consolidated Financial Statements

Three and six months ended June 30, 2006

(Unaudited – Expressed in thousands of US dollars, unless otherwise stated)

(e)

Contributed surplus

The continuity of contributed surplus on the consolidated balance sheet is as follows:

Balance, December 31, 2005	$ 7,976
Non-cash stock-based compensation	2,213
Share purchase options exercised, credited to share capital	(2,124)
Balance, June 30, 2006	$ 8,065

6.

Commitments and contingencies

The Company’s contractual obligations at June 30, 2006, comprise:

	Remainder of 2006	2007	2008	2009	2010	2011+
Long term debt	$ 1,928	$ 333	$ 360	$ 139	$ –	$ –
Capital leases	36	36	36	–	–	–
Operating leases and property expenditures	1,240	1,057	1,057	1,057	1,057	3,286
Purchase obligations	35,341	49,113	16,133	11,532	11,083	1,955
Totals	$ 38,545	$ 50,539	$ 17,586	$ 12,728	$ 12,140	$ 5,241

The Company has long term debt of $50 million relating to a Revolving Credit Facility (note 4).  Repayments under this Revolving Credit Facility are not listed in the above totals as the Company expects to renew each tranche as it matures.

Purchase obligations in 2006 of $35.3 million relate to construction activities at the Kisladag and Tanjianshan mines, and include the costs of a contract mining company.  Purchase obligations from 2006 through to 2008 include energy and oxygen contracts at the São Bento mine and to other contracts at the Kisladag mine.  Property expenditures for 2006 relate to land fees and contractual exploration for the Vila Nova project iron ore project and the Tanjianshan mine.

ELDORADO GOLD CORPORATION

Notes to the Consolidated Financial Statements

Three and six months ended June 30, 2006

(Unaudited – Expressed in thousands of US dollars, unless otherwise stated)

7.

Segment disclosures

The Company operates in a single reportable operating segment, the mining, exploration and development of mineral properties.

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Gold sales
Brazil	$ 11,007	$ 5,128	$ 19,599	$ 12,362
Total	$ 11,007	$ 5,128	$ 19,599	$ 12,362

Interest and other revenue
Brazil	$ 93	$ 192	$ 198	$ 489
Turkey	–	153	2	110
China	28	–	47	–
Canada	2,137	681	2,846	1,075
All other	–	–	1	–
Total	$ 2,258	$ 1,026	$ 3,094	$ 1,674

Net income (loss)
Brazil	$ 653	$ (7,541)	$ (1,030)	$ (11,100)
Turkey	(3,925)	(897)	(5,364)	(2,451)
China	(111)	–	(307)	–
Canada	3,590	(2,854)	(525)	(6,681)
All other	8	229	(15)	212
Total	$ 215	$ (11,063)	$ (7,241)	$ (20,020)

			June 30 2006	December 31 2005
Total assets
Brazil			$ 35,965	$ 23,517
Turkey			187,886	138,737
China			68,238	97,901
Canada			187,548	60,556
All other			55	24
Total			$ 479,692	$ 320,735

8.

Subsequent event

Effective July 1, 2006, the Company commenced commercial production at its Kisladag gold mine in Turkey.